UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

bebe stores, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

075571109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075571109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manny Mashouf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 751,932 (1)

	6.	Shared Voting Power 66,518,336 (2)

	7.	Sole Dispositive Power 751,932 (1)

	8.	Shared Dispositive Power 66,518,336 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,270,268 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 73.7% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)           Represents 751,932 shares of common stock held in the name of the Manny Mashouf Charitable Remainder Unitrust December 21, 1998.

(2)           Represents 66,518,336 shares of common stock held in the name of the Mashouf Family Trust UTD April 1, 1998.

(3)           Based on 91,269,946 shares of the issuer’s common stock outstanding as of December 31, 2005 as reported by the issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neda Mashouf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 66,518,336 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 66,518,336 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,518,336 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.8% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Represents 66,518,336 shares of common stock held in the name of the Mashouf Family Trust UTD April 1, 1998.

(2)           Based on 91,269,946 shares of the issuer’s common stock outstanding as of December 31, 2005 as reported by the issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998 ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 751,932 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 751,932 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 751,932 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Represents 751,932 shares of common stock held in the name of the Manny Mashouf Charitable Remainder Unitrust December 21, 1998.

(2)           Based on 91,269,946 shares of the issuer’s common stock outstanding as of December 31, 2005 as reported by the issuer.

Item 1.
	(a)	Name of Issuer bebe stores, inc.
	(b)	Address of Issuer’s Principal Executive Offices 400 Valley Drive, Brisbane, CA 94005

Item 2.
	(a)	Name of Person Filing (1) Manny Mashouf, Trustee of the Mashouf Family Trust UTD April 1, 1998
(2) Neda Mashouf, Trustee of the Mashouf Family Trust UTD April 1, 1998
(3) Manny Mashouf, TTEE Many Mashouf Charitable Remainder Unitrust December 21, 1998 (“Trust”)
	(b)	Address of Principal Business Office or, if none, Residence
		Manny Mashouf 400 Valley Drive Brisbane, CA 94005	Neda Mashouf 400 Valley Drive Brisbane, CA 94005	Trust 400 Valley Drive Brisbane, CA 94005
	(c)	Citizenship Many Mashouf: United States of America Neda Mashouf: United States of America Trust: United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 075571109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Manny Mashouf:
	(a)	Amount beneficially owned: 67,270,268 (1) (2)
	(b)	Percent of class: 73.7% (3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 751,932 (1)
		(ii)	Shared power to vote or to direct the vote 66,518,336 (2)
		(iii)	Sole power to dispose or to direct the disposition of 751,932 (1)
		(iv)	Shared power to dispose or to direct the disposition of 66,518,336 (2)
Neda Mashouf:
	(d)		Amount beneficially owned: 66,518,336 (2)
	(e)		Percent of class: 72.8% (3)
	(f)		Number of shares as to which the person has:
		(v)	Sole power to vote or to direct the vote -0-
		(vi)	Shared power to vote or to direct the vote 66,518,336 (2)
		(vii)	Sole power to dispose or to direct the disposition of -0-
		(viii)	Shared power to dispose or to direct the disposition of 66,518,336 (2)
Trust:
	(g)		Amount beneficially owned: 751,932 (1)
	(h)		Percent of class: 0.8% (3)
	(i)		Number of shares as to which the person has:
		(xi)	Sole power to vote or to direct the vote 751,932 (1)
		(x)	Shared power to vote or to direct the vote -0-
		(xi)	Sole power to dispose or to direct the disposition of 751,932 (1)
		(xii)	Shared power to dispose or to direct the disposition of -0-

(1)           Represents 751,932 shares of common stock held in the name of the Manny Mashouf Charitable Remainder Unitrust December 21, 1998.

(2)           Represents 66,518,336 shares of common stock held in the name of the Mashouf Family Trust UTD April 1, 1998.

(3)           Based on 91,269,946 shares of the issuer’s common stock outstanding as of December 31, 2005 as reported by the issue

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
/s/ Manny Mashouf
Manny Mashouf TTEE Manny Mashouf Family Trust UTD April 1, 1998

/s/ Neda Mashouf
Manny Mashouf TTEE Manny Mashouf Family Trust UTD April 1, 1998

/s/ Manny Mashouf
Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of both Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.             Each of the Reporting Persons is individually eligible to use the Joint Statement.

2.             Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

3.             Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

4.             None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

5.             The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Date: February 14, 2006
/s/ Manny Mashouf
Manny Mashouf TTEE Manny Mashouf Family Trust UTD April 1, 1998

/s/ Neda Mashouf
Manny Mashouf TTEE Manny Mashouf Family Trust UTD April 1, 1998

/s/ Manny Mashouf
Manny Mashouf TTEE Manny Mashouf Charitable Remainder Unitrust December 21, 1998